UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2002

OpenTV Corp.
(Translation of registrant’s name into English)

401 East Middlefield Road
Mountain View, CA 94043
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F “X”	Form 40-F “ ”

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes “ ”	No “X”

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE MONTH OF MAY, 2002

OPENTV FILES 2001 AUDITED YEAR-END FINANCIAL STATEMENTS AND
PRESS RELEASE RELATING TO 2002 FIRST QUARTER FINANCIAL RESULTS, AND
REPORTS ANNOUNCEMENT OF MIH LIMITED’S AGREEMENT TO SELL ITS
CONTROLLING INTEREST IN OPENTV.

OpenTV Corp., a British Virgin Islands international business company (“OpenTV” or the “Company”) is hereby filing the consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity, and of cash flows of OpenTV and its subsidiaries at December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, and the report of the Company’s independent accountants, PricewaterhouseCoopers LLP, dated January 23, 2002 (the “OpenTV Annual Financial Statements”). The OpenTV Annual Financial Statements are attached as Exhibit 99.1 to this Report on Form 6-K and are incorporated by reference herein. OpenTV also hereby files OpenTV’s consent of independent accountants relating to the Company’s filing of the OpenTV Annual Financial Statements on this Form 6-K, as Exhibit 99.2 to this Report on Form 6-K and such consent is incorporated by reference herein.

OpenTV issued a press release dated April 25, 2002 (the “April Press Release”) announcing its financial results for the first quarter ended March 31, 2002. OpenTV is hereby filing the April Press Release as Exhibit 99.3 to this Report on Form 6-K and Exhibit 99.3 is incorporated by reference herein.

As announced by Liberty Media Corporation (“Liberty”) and MIH Limited (“MIHL”) on May 8, 2002, MIHL signed a stock purchase agreement (the “Agreement”) with Liberty pursuant to which, subject to the fulfillment of certain closing conditions, Liberty agreed to acquire the 365,460 Class A Ordinary Shares of OpenTV and 30,206,154 Class B Ordinary Shares of OpenTV held by MIHL as of the date of the Agreement, which collectively represented, on an undiluted basis, approximately 43% of the economic interest and 87% of the voting interest represented by OpenTV’s ordinary shares outstanding as of April 30, 2002. Of the total purchase price of $185 million, 21% is payable in cash and the balance is payable in cash or Liberty Series A Common Stock at Liberty’s option. OpenTV was not a party to the Agreement.

The following exhibits are filed as part of this Report on Form 6-K:

EXHIBIT NO.	DOCUMENT DESCRIPTION

99.1	OpenTV 2001 Consolidated Financial Statements

99.2	Consent of Independent Accountants

99.3	Press Release dated April 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OpenTV Corp. (Registrant)

Date: May 8, 2002	By: /s/ SCOTT H. RAY Scott H. Ray Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT DESCRIPTION

99.1	OpenTV 2001 Consolidated Financial Statements

99.2	Consent of Independent Accountants

99.3	Press Release dated April 25, 2002